UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Seaspan Corporation

(Name of Issuer)

Common Shares, par value $0.01

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Graham Porter

c/o Tiger Container Shipping Company Limited

Britcay House

Georgetown, Grand Cayman

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y75638109	13D	Page 2 of 8 Pages

1	Name of Reporting Person TIGER CONTAINER SHIPPING COMPANY LIMITED
I.R.S. Identification No. of Above Person (Entities Only) N/A
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 2,381,429 8 Shared Voting Power 0 9 Sole Dispositive Power 2,381,429 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,381,429
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person CO

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares (the “Common Shares”) of Seaspan Corporation, a Marshall Islands company (the “Issuer”). The principal executive offices of the Issuer are located at Room 503, 5/F, Lucky Commercial Center, 103 Des Voeux Road West, Hong Kong, China. The total number of Common Shares reported as beneficially owned in this Schedule 13D is 2,381,429, which constitutes approximately 6.7% of the total number of Common Shares outstanding. This number and percentage represents the class B common subordinated shares (the “Class B Shares”) that are convertible on a one-to-one basis into Common Shares as described in Item 6. The beneficial ownership reported in this Schedule 13D assume that at August 12, 2005, there were 28,570,000 Common Shares outstanding, 7,145,000 Class B Shares outstanding and 100 Class C Shares outstanding.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Tiger Container Shipping Company Limited (“Tiger”). Tiger is referred to as the “Reporting Person.”

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Person is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b) The address of the principal business office of Tiger is as follows:

Britcay House

George Town

Grand Cayman

Cayman Islands

(c) Tiger is an investment holding company. Tiger is indirectly wholly-owned by Graham Porter, a managing director and director of the Issuer’s manager.

(d)-(e) Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, none of its respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Tiger is a Cayman Islands exempted company.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to that certain Subscription Agreement, dated as of August 8, 2005, among the Issuer, the Reporting Person, Dennis R. Washington, The Kevin Lee Washington Trust II and

(Page 3 of 8 Pages)

0731455 B.C. Ltd. (the “Subscription Agreement”), the Issuer agreed to sell and the parties to the Subscription Agreement agreed to purchase all of the Issuer’s Class B Shares, with the Reporting Person agreeing to purchase an aggregate of 2,381,429 of the Issuer’s Class B Shares.

On August 12, 2005 (the “Closing”), the Reporting Person acquired 2,381,429 Class B Shares (the “Acquisition”).

The Reporting Person paid the Issuer approximately $50 million in cash at the Closing. The purchase price for the Acquisition was calculated based upon the price for the shares at the initial public offering.

The Reporting Person funded the Acquisition with funds of Tiger.

Item 4. Purpose of Transaction.

The Reporting Person entered into the Acquisition for investment purposes. The following describes plans or proposals, including those in connection with the Acquisition, that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	Pursuant to the Registration Rights Agreement between, inter alia, the Issuer and the Reporting Person, the Issuer grants the Reporting Person, its affiliates and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions not to transfer the Class B Shares, except to affiliates and certain pledgees, for a certain period of time (further described in Item 6 below), to require the Issuer to register on a shelf registration statement under the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws, resales of Common Shares and Class B Shares held by it. Shares, when registered under any registration statement, will be available for sale in the open market unless restrictions apply.

(b)	None.

(c)	None.

(d)	At Closing, the Issuer expanded the size of the board to seven members and appointed four additional directors who satisfy the “independence” requirements of the New York Stock Exchange and the Securities and Exchange Commission (the “SEC”). The pre-Acquisition executive officers of the Issuer have continued in those capacities following the Acquisition.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(Page 4 of 8 Pages)

(i)	None.

(j)	Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change its plans or proposals in the future. In determining from time to time whether to sell the Common Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	Tiger is the sole record owner of, and has the sole power to vote and dispose of 2,381,429 Class B Shares, which are convertible into an equal number of Common Shares, representing 33.3% of the Class B Shares and 6.7% of the Common Shares.

(c)	Other than in connection with the Acquisition, none.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Amended and Restated Articles of Incorporation

Pursuant to the terms of the Issuer’s Amended and Restated Articles of Incorporation, each of the Class B Shares will convert into a Common Share after the end of the subordination period, which extends until the first day of any quarter after September 30, 2008 that both of the following tests are met:

(1) the Issuer has paid quarterly dividends in an amount at least equal to $0.425 per share on both the Issuer’s Common Shares and Class B Shares for the immediately preceding four-quarter period; and

(2) the cash generated from operations available to pay the dividends during the four-quarter period referred to above equalled on a quarterly basis at least $0.425 per share on all or the Issuer’s outstanding Common Shares and Class B Shares on a fully diluted basis during that period.

(Page 5 of 8 Pages)

Notwithstanding the above, the subordination period will end immediately prior to the occurrence of a change of control as such term is defined in the Issuer’s Amended and Restated Articles of Incorporation.

Class B Shares are not entitled to arrearages.

In general, during the subordination period, the Issuer will pay quarterly dividends on Common Shares and Class B Shares from operating surplus (as defined in the Issuer’s Amended and Restated Articles of Incorporation) in the following manner:

first, 100% to all Common Shares, pro rata, until they receive $0.425 per share;

second, 100% to all Common Shares, pro rata, until they have received any unpaid arrearages in the $0.425 per share dividend for prior quarters;

third, 100% to all Class B Shares, pro rata, until they have received $0.425 per share; and

after that, 100% to all Common Shares and Class B Shares, pro rata, as if they were a single class.

Subscription Agreement

Pursuant to the Subscription Agreement, the Reporting Person has agreed not to transfer, except to affiliates and certain pledgees, any of the Class B Shares until all 23 vessels in the Issuer’s contracted fleet (as described in the Issuer’s Registration Statement on Form F-1) have been delivered. Any subsequent transferee of the Class B Shares must agree to be similarly bound not to transfer such shares.

Item 7. Material to be filed as Exhibits.

Exhibit A —	Amended and Restated Articles of Incorporation (filed as Exhibit 3.1 to the Issuer’s Amendment No. 2 to Form F-1 filed August 4, 2005)

Exhibit B —	Subscription Agreement (filed as Exhibit 10.6 to the Issuer’s Amendment No. 2 to Form F-1 filed August 4, 2005)

Exhibit C —	Registration Rights Agreement, (filed as Exhibit 10.1 to the Issuer’s Amendment No. 2 to Form F-1 filed August 4, 2005).

(Page 6 of 8 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 19, 2005

TIGER CONTAINER SHIPPING COMPANY LIMITED

By:	/s/ GRAHAM PORTER
Name:	Graham Porter
Title:	Authorized Signatory

SCHEDULE A

The following entity is the sole member of the board of directors of Tiger:

Primary Management Limited

Such entity expressly disclaims beneficial ownership of the Class B Shares. The entity is a company organized under the laws of the Bahamas. The business address of such entity Britcay House, Georgetown, Grand Cayman, Cayman Islands.

The following entity is the sole executive officer of Tiger:

Court Administration Limited.

Such entity expressly disclaims beneficial ownership of the Class B Shares. The entity is a company organized under the laws of Guernsey. The business address of such entity is Britcay House, Georgetown, Grand Cayman, Cayman Islands.

Exhibit A-1